Exhibit 3.2

CERTIFICATE OF DESIGNATION OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

PEABODY ENERGY CORPORATION

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

Peabody Energy Corporation, a corporation organized and existing under the DGCL (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of up to 100,000,000 (One Hundred Million) shares of preferred stock, par value $0.01 per share, of the Corporation (“Preferred Stock”) in one or more series, and with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series. No shares of Preferred Stock have been issued by the Corporation prior to the date of this Certificate of Designation.

WHEREAS, in accordance with the provisions of Section 303 of the DGCL, this Certificate of Designations has been filed pursuant to an order for relief with respect to the Corporation, which order for relief was entered in the United States Bankruptcy Court for the Eastern District of Missouri on March 17, 2017. Such order for relief provides for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and fixes and determines the rights, preferences, restrictions and other matters relating to such series of preferred stock, as set forth as follows.

1.    Designation and Number of Shares. The series of preferred stock shall be designated as “Series A Convertible Preferred Stock”, with a par value of $0.01 per share (the “Series A Preferred Stock”), and the number of shares so authorized and designated shall be 50,000,000 (Fifty Million). At all times the Corporation will have sufficient shares authorized, and will take all actions necessary to authorize additional shares of Series A Preferred Stock, if required, in each case, to meet its obligations hereunder.

2.     Ranking. Each share of the Series A Preferred Stock shall be identical in all respects to every other share of the Series A Preferred Stock, and shall, with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the affairs of the Corporation, rank senior to all classes of the Common Stock and each other class of the Corporation’s capital stock and any other class or series of Preferred Stock established after the Effective Date (all such shares, collectively, the “Junior Securities”), except for any capital stock or class or series of preferred stock designated as senior or pari passu to the Series A Preferred Stock and approved pursuant to Section 9 below (in which case, such capital stock, or class or series of preferred stock, shall rank as so designated).

3.    Dividends.

(a)     Regular Dividends, Payable in Kind. Holders of Series A Preferred Stock shall be entitled to receive, to the fullest extent permitted by law, mandatory and cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending October 31 and April 30, respectively (each such period, a “Dividend Period” and each such date, a “Dividend Payment Date”), at the rate per share of Series A Preferred Stock equal to 8.5% per annum on the Liquidation Preference (equivalent to $2.125 per annum per share) (the “Dividend Rate”). The record date for payment of semi-annual dividends on the Series A Preferred Stock will be the 15th day of the calendar month of the applicable Dividend Payment Date, whether or not such date is a Business Day, and dividends shall only be payable to registered holders of record of the Series A Preferred Stock as such holders appear on the stock register of the Corporation at the close of business on the related record date. If any Dividend Payment Date is not a Business Day, the applicable payment shall be due on the next succeeding Business Day. Dividends contemplated by this paragraph (a) above shall be paid in kind as a dividend of additional shares of Series A Preferred Stock (“PIK Dividends”) for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the Liquidation Preference; provided that the Corporation shall not issue any fractional shares of Series A Preferred Stock and instead the Corporation shall make a cash payment in lieu thereof in an amount equal to the product of (a) the fraction of a share of Series A Preferred Stock that would otherwise be issuable; multiplied by (b) the Liquidation Preference. If and to the extent that the Corporation does not for any reason pay the entire dividend payable for a particular Dividend Period as a PIK Dividend (other than for cash in lieu of fractional shares, as contemplated by the preceding sentence), on the applicable Dividend Payment Date for such period (whether or not the payment of dividends is permitted under applicable law or such dividends are declared by the Board of Directors of the Corporation), such unpaid dividends shall be automatically paid as PIK Dividends to the holders of the Series A Preferred Stock as of the record date for the applicable Dividend Payment Date, on the first date on which such PIK Dividends can be paid in accordance with applicable law. PIK Dividends shall be treated for all purposes as a single series with all other shares of Series A Preferred Stock, and shall have the same designations, rights, preferences, powers, restrictions and limitations as all other shares of Series A Preferred Stock, including, without limitation, with respect to the accrual and payment of dividends or distributions. If and to the extent that shares of Series A Preferred Stock shall be represented by a physical certificate, it shall not be necessary for the Corporation to issue additional physical certificates to represent any PIK Dividends, but the outstanding physical certificates may be deemed to represent all such PIK Dividends pro rata.

(b)     Special Dividends, on As-Converted Basis. If and to the extent the Corporation intends to pay any dividend or make a distribution on shares of Common Stock, whether in the form of cash, securities, debt, assets or options, warrants or other rights, but excluding any dividend or distribution payable in shares of Common Stock (which shall result in an adjustment to the Conversion Price as described in Section 5(f)(ii) below) or any dividend as provided in Section 3(a) above (a “Special Dividend”), then any such Special Dividend shall be payable to the holders of shares of Common Stock and Series A Preferred Stock on a pari passu, pro rata basis (treating each holder of shares of Series A Preferred Stock as being the holder of the number of shares of Common Stock into which such holder’s shares of Series A Preferred Stock would have been converted if such shares were converted pursuant to the provisions of Section 5 hereof as of the record date for payment of such dividend or distribution). The record date for payment of any Special Dividend to holders of Series A Preferred Stock will be the same date as the record date for payment of the Special Dividend to holders of Common Stock, whether or not such date is a Business Day. The payment date of any Special Dividend to holders of Series A Preferred Stock will be the same date on which payment of such dividend is made to holders of Common Stock (“Special Dividend Payment Date”).

(c)     Dividend Calculations. Dividends on the Series A Preferred Stock shall be calculated on the basis of a 360-day year, consisting of twelve (12), thirty (30) calendar day periods, and shall accrue daily commencing on the Effective Date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. When a dividend is paid or deemed paid as a PIK Dividend, the number of shares so payable per share of Series A Preferred Stock shall be: (i) for any full Dividend Period, the full Dividend Rate divided by two, and (ii) for any partial Dividend Period, the Dividend Rate divided by two multiplied by a fraction, the numerator of which is the number of days elapsed during the period with respect to which the dividend is payable and the denominator of which is 180.

(d)     Conversion Prior to or Following a Record Date. Except as otherwise set forth in Section 6(d), if the Conversion Date for any shares of Series A Preferred Stock is prior to the close of business on the record date for a dividend as provided in paragraphs (a) or (b) above, the holder of such shares shall not be entitled to any dividend in respect of such record date. If the Conversion Date for any shares of Series A Preferred Stock is after the close of business on the record date for a dividend as provided in subsections (a) or (b) above but prior to the corresponding Dividend Payment Date or Special Dividend Payment Date, as applicable, the holder of such shares as of the applicable record date shall be entitled to receive such dividend, notwithstanding the conversion of such shares prior to the applicable Dividend Payment Date or Special Dividend Payment Date, as applicable.

4.    Transfer. If any shares of Series A Preferred Stock shall constitute “restricted securities,” as that term is defined in Rule 144 (or any successor rule) promulgated pursuant to the Securities Act, such shares shall be Transferred only pursuant to a registration statement filed with the SEC in accordance with the Securities Act and applicable state securities laws, or an exemption from the requirements of such registration.

5.     Conversion Rights.

(a)     Optional Conversion by Holder. A holder shall have the right (the “Conversion Right”), at its option and at any time, to convert each share of Series A Preferred Stock that it holds into Common Stock. Upon exercise of the Conversion Right as provided in this Section 5 (an “Optional Conversion”), the Corporation shall deliver to the holder the number of shares of Common Stock equal to the quotient obtained by dividing (x) the product obtained by multiplying (i) the Liquidation Preference times (ii) an amount equal to one (1) plus the Per Share Makewhole Amount on the Conversion Date, by (y) the Conversion Price in effect on the Conversion Date. Immediately following such conversion, the right of the holder, as a holder of the converted Series A Preferred Stock, shall, except as set forth in Section 3(d) above, cease, and such holder, or the Person or Persons designated by it as provided in Section 5(b), shall be treated for all purposes as having become the owner(s) of such Common Stock with respect to the shares of Series A Preferred Stock that have been converted.

(b)     Manner of Conversion. To convert Series A Preferred Stock, a holder must (A) if the Series A Preferred Stock is represented by a certificate or certificates, surrender the certificate or certificates evidencing the shares of Series A Preferred Stock to be converted, duly endorsed in a form satisfactory to the Corporation, at the office of the Corporation or Transfer Agent for the Series A Preferred Stock, (B) notify the Corporation at such office that it elects to convert Series A Preferred Stock and the number of shares it wishes to convert, (C) state in writing the name or names in which it wishes the certificate or certificates for shares of Common Stock to be issued or otherwise to be recorded on the Common Stock register, and (D) pay any transfer or similar tax required by subsection (d) below to be paid by the holder, if any. In the event that a holder fails to notify the Corporation of the number of shares of Series A Preferred Stock which it wishes to convert, (x) if its shares of Series A Preferred Stock are represented by a certificate or certificates, it shall be deemed to have elected to convert all shares represented by the certificate or certificates surrendered for conversion and (y) if its shares are not so represented, it shall be deemed to have elected to convert all shares registered in the name of the holder on the Preferred Stock Register. The date on which the holder satisfies the foregoing requirements is the “Conversion Date.”

As soon as practical, and in any event within three (3) Business Days, following the Conversion Date, (x) if the Common Stock is then represented by certificates and the Corporation so elects, the Corporation shall deliver a certificate for the number of full shares of Common Stock issuable upon the conversion, and otherwise the Corporation shall record such shares on the Common Stock register, and (y) if the Series A Preferred Stock is then represented by certificates and the Corporation so elects, the Corporation shall deliver a new certificate representing the unconverted portion, if any, of the shares of Series A Preferred Stock represented by the certificate or certificates surrendered for conversion, and otherwise the Corporation shall record such shares on the Preferred Stock Register. The Person in whose name the Common Stock certificate is registered, or the Person in whose name the shares of Common Stock are recorded on the Common Stock Register, shall be treated as the stockholder of record on and after the Conversion Date. Except as otherwise provided herein, the holder of record of a share of Series A Preferred Stock at the close of business on a record date with respect to the payment of dividends on the Series A Preferred Stock in accordance with Section 3 hereof will be entitled to receive such dividends with respect to such share of Series A Preferred Stock on the corresponding Dividend Payment Date, notwithstanding the conversion of such share after such record date and prior to such dividend payment date. If a holder of Series A Preferred Stock converts more than one share at a time, the number of full shares of Common Stock issuable upon conversion shall be based on the total Liquidation Preferences of all shares of Series A Preferred Stock converted by such holder at such time.

(c)     Fractional Shares. The Corporation shall not issue any fractional shares of Common Stock upon conversion of Series A Preferred Stock. Instead the Corporation shall pay a cash adjustment to the holder of Series A Preferred Stock being converted based upon the Current Market Price on the Business Day prior to the Conversion Date.

(d)     Tax. If a holder converts shares of Series A Preferred Stock, the Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock upon the conversion. However, the holder shall pay any such tax that is due because the shares are issued in a name other than the holder’s name.

(e)     Reservation of Shares; Listing. The Corporation shall reserve (and shall keep available and free from preemptive rights) and shall continue to reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury a sufficient number of shares of Common Stock to permit the conversion of the Series A Preferred Stock in full, including conversion of shares of Series A Preferred Stock issuable as PIK Dividends. All shares of Common Stock that may be issued upon conversion of Series A Preferred Stock shall be fully paid and non-assessable. The Corporation shall comply with all securities laws regulating the offer and delivery of shares of Common Stock upon conversion of Series A Preferred Stock, and if at any time the Common Stock is listed on any national securities exchange or automated quotation system, the Corporation shall use its commercially reasonable efforts to list all shares of Common Stock that may be issued upon conversion of Series A Preferred Stock on such national securities exchange or automated quotation system on which the Common Stock is listed. All shares of Common Stock that are issued upon the exercise of Series A Preferred Stock shall, upon issuance, be validly issued, not subject to any preemptive rights, and, be free from all taxes, liens, security interests, charges, and other encumbrances with respect to the issuance thereof (collectively, “Encumbrances”), other than taxes in respect of any transfer occurring contemporaneously with such issue and Encumbrances created by the holder.

(f)     Specific Adjustments. The Conversion Price shall be subject to adjustment as provided in this Section 5(f).

(i)     Subdivisions and Combinations. In case the outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock or combined into a lesser number of shares of Common Stock, then the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision or combination becomes effective shall be adjusted to equal the product of the Conversion Price in effect on such date and a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such subdivision or combination, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such subdivision or combination. Such adjustment shall become effective retroactively to the close of business on the day upon which such subdivision or combination becomes effective.

(ii)    Dividends or Distributions Payable in Common Stock. In case the Corporation shall pay or make a dividend or other distribution on Common Stock payable in shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator of which shall be the sum of such number of shares outstanding at the close of business on the date fixed for such determination and the total number of shares constituting such dividend or other distribution, such reduction to become effective retroactively to a date immediately following the close of business on the record date for the determination of the holders entitled to such dividends and distributions. For the purposes of this Section 5(f)(ii), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation. The Corporation will not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Corporation.

(iii)    Issuances of Common Stock Below Current Market Price. In case the Corporation shall issue or sell Common Stock or Common Stock Equivalents at a price per share less than 95% of the Current Market Price per share of the Common Stock on the date fixed for the determination of stockholders or other persons entitled to receive such Common Stock or Common Stock Equivalents (treating the price per share of Common Stock, in the case of the issuance of any Common Stock Equivalent, as equal to (x) the sum of the price for such Common Stock Equivalent plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such Common Stock Equivalent divided by (y) the number of shares of Common Stock initially underlying such Common Stock Equivalent), the Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such Conversion Price by a fraction (I) the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription, purchase or acquisition would purchase at such Current Market Price (or, in the case of Common Stock Equivalents, the number of shares of Common Stock which the aggregate consideration received by the Corporation upon the issuance of such Common Stock Equivalents and receivable by the Corporation upon the conversion, exchange or exercise of such Common Stock Equivalents would purchase at the Current Market Price) and (II) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription, purchase or acquisition (or, in the case of Common Stock Equivalents, the maximum number of shares of Common Stock into which such Common Stock Equivalents initially may convert, exchange or be exercised).

Such reduction shall become effective immediately on the issuance or sale of such Common Stock or Common Stock Equivalents. However, upon the expiration of any Common Stock Equivalent to purchase Common Stock, the issuance of which resulted in an adjustment in the Conversion Price pursuant to this Section 5(f)(iii), if any such Common Stock Equivalent shall expire and shall not have been exercised, the Conversion Price shall be recomputed immediately upon such expiration and effective immediately upon such expiration shall be increased to the price it would have been (but reflecting any other adjustments to the Conversion Price made pursuant to the provisions of this Section 5 after the issuance of such Common Stock Equivalents) had the adjustment of the Conversion Price made upon the issuance of such Common Stock Equivalents been made on the basis of offering for subscription or purchase only that number of shares of Common Stock actually purchased upon the exercise of such Common Stock

Equivalents. No further adjustment shall be made upon exercise of any Common Stock Equivalent if any adjustment shall be made upon the issuance of such security. For the purposes of this Section 5(f)(iii), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation. The Corporation will not issue any Common Stock Equivalents in respect of shares of Common Stock held in the treasury of the Corporation. In case at any time any shares of Common Stock or Common Stock Equivalents or any rights or options to purchase any shares of Common Stock or Common Stock Equivalents shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Corporation therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Corporation in connection therewith. In case any shares of Common Stock or Common Stock Equivalents or any rights or options to purchase any Common Stock or Common Stock Equivalents shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the Fair Market Value of such consideration, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Corporation in connection therewith. This Section 5(f)(iii) shall not apply to issuances of Common Stock or Common Stock Equivalents to employees, directors and consultants of the Corporation, solely in their capacity as such, pursuant to any bona fide stock or option plan authorized by the Plan or duly adopted by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, provided that in any event, the aggregate amount of shares of (x) Common Stock and (y) shares of Common Stock issuable upon conversion, vesting, exercise and/or settlement (or any similar event) of Common Stock Equivalents, in each case issued pursuant to all such plans, shall not exceed 12.5% of the shares of fully diluted Common Stock outstanding at the time of any such issuance.

(iv)    Self Tender Offers and Exchange Offers. In case a tender offer or exchange offer made by the Corporation or any subsidiary of the Corporation for all or any portion of the Common Stock shall expire and such tender offer or exchange offer shall involve the payment by the Corporation or such subsidiary of consideration per share of Common Stock (which, if payable other than in cash shall be the Fair Market Value thereof) at the last time (the “Expiration Time”) tenders or exchanges may be made pursuant to such tender or exchange offer (as it shall have been amended) that exceeds the average Daily VWAP over the five consecutive Trading Day period ending on, and including, the seventh Trading Day after the Expiration Time (the “Expiration Time Price”), the Conversion Price shall be reduced so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the Expiration Time by a fraction of which (I) the numerator shall be the number of shares of Common Stock outstanding (without giving effect to the purchase or exchange of shares of Common Stock pursuant to such tender or exchange offer) on the Expiration Time multiplied by the Expiration Time Price and (II) the denominator shall be the sum of (x) the Fair Market Value of the aggregate consideration payable to stockholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the Expiration

Time and (y) the product of the number of shares of Common Stock outstanding (after giving effect to the purchase or exchange of shares of Common Stock pursuant to such tender or exchange offer) on the Expiration Time and the Expiration Time Price, such reduction to become effective immediately prior to the opening of business on the day following the Expiration Time. For the purposes of this Section 5(f)(iv), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation. Except as provided in Section 5(l), if the application of this clause (iv) would result in an increase in the Conversion Price, no adjustment shall be made for such tender offer or exchange offer under this clause (iv).

(v) In case the Corporation at any time or from time to time shall issue any Junior Securities other than Common Stock or Common Stock Equivalents, then, in each such case, the Conversion Price shall be adjusted in such manner and at such time as determined in good faith by the Board of Directors upon the advice of a nationally recognized investment bank or other financial advisor as is fair and equitable in the circumstances to the holders of Series A Preferred Stock and consistent with the spirit and purposes of the adjustments pursuant to Sections 5(f)(i) through Section 5(f)(iv).

(g)     Rounding. All calculations under Section 5(f) shall be made to the nearest 1/1,000th of a cent or to the nearest 1/1,000th of a share, as the case may be.

(h)     Reduction of Conversion Price. The Corporation from time to time may reduce the Conversion Price for a period of not less than ten (10) Business Days if it considers such reductions to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of Common Stock by any amount.

(i)     Par Value. No adjustment in the Conversion Price shall reduce the Conversion Price below the then par value of the Common Stock.

(j)     Fundamental Change. If there shall occur a Fundamental Change, other than a Fundamental Change resulting in a Mandatory Fundamental Change Conversion, from and after the occurrence of such Fundamental Change, shares of Series A Preferred Stock shall be convertible, at the Conversion Price in effect immediately prior to the consummation thereof, into the amount or number of cash, securities or other property that the holder of such shares would have received had it elected to convert such shares of Series A Preferred Stock into shares of Common Stock immediately prior to occurrence of such Fundamental Change. Following such Fundamental Change, the Conversion Price shall be adjusted from time to time as nearly as possible in the manner provided in this Section 5 to adjust for the types of transactions set forth in Sections 5(f)(i) through 5(f)(iv).

(k)     Notices.

(i)    If: (A) the Corporation takes any action which requires an adjustment in the Conversion Price pursuant to this Section 5; (B) the Corporation engages in a Fundamental Change, whether or not the Conversion Price is required to be adjusted pursuant to this Section 5; or (C) there is a dissolution or liquidation of the Corporation, the Corporation shall notify holders of the Series A Preferred Stock of the proposed record or effective date, as the case may be at least ten (10) days before such date; provided, however, that the failure to provide such notice or any defect in it shall not affect the validity of any transaction referred to in clause (A), (B) or (C) of this Section 5(k).

(ii)    Whenever the Conversion Price shall be adjusted, the Corporation shall file with the Transfer Agent for the Series A Preferred Stock, if other than the Corporation, a certificate from the Corporation, duly signed by an authorized officer of the Corporation, briefly stating the facts requiring the adjustment and the manner of computing it, and provide notice to the holders of Series A Preferred Stock as provided herein.

(l)     Deferral; Failure to Issue or Rescission. In any case in which this Section 5 shall require that an adjustment as a result of any event that becomes effective from and after a record date, the Corporation may elect to defer until after the occurrence of such event the issuance to the holder of any shares of Series A Preferred Stock converted after such record date and before the occurrence of such event of the additional shares of Common Stock issuable upon such conversion over and above the shares issuable on the basis of the Conversion Price in effect immediately prior to adjustment; provided, however, that if such event shall not have occurred and authorization of such event shall be rescinded by the Corporation (including a decision by the Corporation not to issue Common Stock or pay dividends, make distributions, or take other actions contemplated by Section 5(f)), the Conversion Price shall be recomputed immediately upon such rescission to the price that would have been in effect had such event not been authorized with respect to all holders of Series A Preferred Stock, provided that such rescission or decision is permitted by and effective under applicable laws.

6.    Mandatory Conversion.

(a)     Mandatory Threshold Conversion. At any time following the Effective Date, in the event the Daily VWAP exceeds the Conversion Threshold for at least forty-five (45) Trading Days in a sixty (60) consecutive Trading Day period, including each of the last twenty (20) Trading Days in such sixty (60) consecutive Trading Day period (such period, a “Mandatory Threshold Conversion Period”), all outstanding shares of Series A Preferred Stock, including, if applicable, the Makewhole Amount in accordance with Section 6(d), shall automatically be converted (a “Mandatory Threshold Conversion”) into a number of shares of Common Stock, effective as of the close of business on the last day of the Mandatory Threshold Conversion Period, at the Conversion Price in effect as of such close of business. Notwithstanding the foregoing, during the first forty-five (45) Trading Days following the Effective Date, a Mandatory Threshold Conversion will be deemed to have occurred if the Daily VWAP exceeds $37.50 for at least ten (10) Trading Days in a twenty (20) consecutive Trading Day period, including each of the last five (5) Trading Days of such ten (10) Trading Day period.

(b)    Mandatory Conversion by Holders. At any time following the Effective Date, holders of at least two-thirds (2/3rds) of the outstanding shares of Series A Preferred Stock, may, by notice to the Corporation (a “Mandatory Holder Conversion Notice”), require the conversion (a “Mandatory Holder Conversion”) of all outstanding shares of Series A Preferred Stock, including, if applicable, the Makewhole Amount in accordance with Section 6(d), effective as of the close of business on the thirtieth (30th) day from the date of delivery of the Mandatory Holder Conversion Notice (or, if such day is not a Business Day, the next succeeding Business Day), into a number of shares of Common Stock, at the Conversion Price in effect as of such close of business. The Corporation shall provide prompt notice to holders of all Series A Preferred Stock of its receipt of a Mandatory Holder Conversion Notice.

(c)    Mandatory Fundamental Change Conversion. If at any time following the Effective Date there shall occur a Fundamental Change that is approved by the holders of Series A Preferred Stock as provided under Section 9, if and to the extent required therein, and either (x) at the time of consummation of the Fundamental Change the price per share of Common Stock exceeds the Conversion Threshold or (y) the consideration payable in the Fundamental Change is payable in cash and the price payable per share of Common Stock exceeds the Conversion Threshold, all outstanding shares of Series A Preferred Stock, including, if applicable, the Makewhole Amount in accordance with Section 6(d), shall automatically be converted (a “Mandatory Fundamental Change Conversion”) into a number of shares of Common Stock, effective immediately prior to the consummation of the Fundamental Change, at the Conversion Price then in effect.

(d)    Makewhole. For purposes of determining the number of shares of Common Stock issuable upon an Optional Conversion or a Mandatory Threshold Conversion, a Mandatory Holder Conversion or a Mandatory Fundamental Change Conversion (each a “Mandatory Conversion”), in each case that occurs on or prior to the Three Year Anniversary Date, there shall be deemed to have been issued in respect of all shares of Series A Preferred Stock at the time outstanding (x) PIK Dividends through the Dividend Payment Date immediately preceding the date of the Conversion Date in respect of such Optional Conversion or Mandatory Conversion, as applicable, including PIK Dividends on such PIK Dividends, to the extent accrued and not previously paid, and (y) PIK Dividends on (I) the shares of Series A Preferred Stock at the time outstanding and (II) any shares deemed issued pursuant to the preceding clause (x) accruing from the Dividend Payment Date immediately preceding the date of the Conversion Date in respect of such Optional Conversion or Mandatory Conversion, as applicable, through, but not including, the Three Year Anniversary Date, and all PIK Dividends on such PIK Dividends (the total amount of shares of Series A Preferred Stock deemed to have been issued in accordance with this Section 6(d) or Section 8, the “Makewhole Amount”). In respect of an Optional Conversion or any Mandatory Conversion occurring after the Three Year Anniversary Date, there shall be deemed to have been issued in respect of all shares of Series A Preferred Stock at the time outstanding (x) PIK Dividends through the Dividend Payment Date immediately preceding the date of the Conversion Date in respect of such Optional Conversion or Mandatory Conversion, as applicable, including PIK Dividends on such PIK Dividends, to the extent accrued and not previously paid, and (y) PIK Dividends on (I) the shares of Series A Preferred Stock at the time outstanding and (II) any shares deemed issued pursuant to the preceding clause (x) accruing from the Dividend Payment Date immediately preceding the Conversion Date in respect of such Optional Conversion or Mandatory Conversion, as applicable, through, but not including, the Conversion Date in respect of such Optional Conversion or Mandatory Conversion Date, and all PIK Dividends on such PIK Dividends.

(e)    Issuance of Conversion Shares. If there shall occur a Mandatory Conversion, the shares of Common Stock issuable upon such Mandatory Conversion shall be issued on the third Business Day following the expiration of the Mandatory Threshold Conversion Period to the holder of the respective shares of Series A Preferred Stock on the date thereof, and the Corporation shall issue certificates representing the shares of Common Stock issuable upon such Mandatory Conversion, if the Common Stock is then represented by certificates and the Corporation so elects, or the Corporation shall record the issuance of such Common Stock on the Common Stock Register, in the name of the respective holders of the Series A Preferred Stock on the date of such Mandatory Conversion; provided that in the case of a Mandatory Fundamental Change Conversion, no such certificates need be issued or record made in the Common Stock Register, but the shares of Common Stock issuable upon conversion shall be deemed to represent the right to receive the consideration payable to holders of Common Stock in the Fundamental Change.

7.     Optional Redemption. If at any time following the Effective Date there shall be outstanding less than 7,500,000 shares of Series A Preferred Stock, the Corporation shall have the right, but not the obligation, to redeem (an “Optional Redemption”) all, but not less than all, of such outstanding shares of Series A Preferred Stock by notice (an “Optional Redemption Notice”) to the holders of Series A Preferred Stock, for a price per share equal to the Liquidation Preference per share of Series A Preferred Stock, which price may be payable in cash or in shares of Common Stock (based upon the greater of the Daily VWAP on the date of the Optional Redemption Notice or the Business Day immediately preceding the date of the Optional Redemption and as adjusted to reflect the Makewhole Amount). The Optional Redemption shall be effective on the date specified in the Optional Redemption Notice, which shall be no earlier than 30 days and no later than 60 days from the date of such notice, with respect to any shares of Series A Preferred Stock that have not been converted prior to the date of the Optional Redemption. Notwithstanding the foregoing, at any time that any obligations under the Replacement Secured First Lien Term Loan remain outstanding, the amount payable to holders of Series A Preferred Stock in an Optional Redemption shall be paid in shares of Common Stock only, and not by cash.

8.     Liquidation Event. Upon any Liquidation Event of the Corporation, each holder of shares of the Series A Preferred Stock will be entitled to payment out of the assets of the Corporation available for distribution, before any distribution or payment out of such assets may be made to the holders of any Junior Securities, and subject to the rights of the holders of any Senior Securities or Parity Securities approved, if and to the extent required, by the holders of Series A Preferred Stock in accordance with Section 9 hereof and the rights of the Corporation’s creditors, of an amount equal to the Liquidation Preference payable with respect to the outstanding shares of Series A Preferred Stock and any accrued and unpaid dividends thereon, whether or not declared. If, upon any Liquidation Event of the Corporation, the amounts payable with respect to the Series A Preferred Stock are not paid in full, the holders of the Series A Preferred Stock will share equally and ratably in any distribution of assets of the Corporation in proportion to the full liquidation preference and accumulated and unpaid dividends, if any, and other amounts payable in such event.

The following shall be regarded as “Liquidation Events” within the meaning of this Section 8 (without limitation): (a) the commencement of a voluntary or involuntary case with respect to the Corporation or any subsidiary holding all or substantially all of the Corporation’s assets (on a consolidated basis) pursuant to or within the meaning of Title 11 of the United States Code, (b) the appointment of a custodian for all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole, (c) a general assignment by the Corporation for the benefit of its creditors and (d) any other liquidation, dissolution or winding-up of the affairs of the Corporation. To the maximum extent that any liquidating distribution is made in a combination of cash and property other than cash, the liquidating distributions to the holders of the Series A Preferred shall be made in cash to the maximum extent possible, in preference and priority to the liquidating distribution payable to any other capital stock, other than, if properly approved in accordance with Section 9, Parity Stock (in which case, such distribution in cash shall be made pro rata) or Senior Securities. Whenever the distribution provided for in this Section 8 shall be payable in property other than cash, the value of such distribution shall be the Fair Market Value.

Neither the sale (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets or business of the Corporation (other than in connection with the liquidation, winding-up or dissolution of the Corporation), nor the merger or consolidation of the Corporation into or with any other Person, shall be deemed to be a voluntary or involuntary liquidation, winding-up or dissolution of the Corporation for the purposes of this Section 8.

After the payment to any holder of Series A Preferred Stock of the full amount as contemplated by this Section 8 for each such share of such holder’s Series A Preferred Stock, such holder (as such) shall have no right or claim to any of the remaining assets of the Corporation with respect to such shares of Series A Preferred Stock.

9.    Voting Rights.

(a)     Voting with Common Stock. The holders of Series A Preferred Stock shall be entitled to notice of all annual or special meetings of stockholders or action of stockholders by written consent without a meeting, given in accordance with the Corporation’s bylaws and the DGCL, and except as otherwise required by applicable law, the holders of the Series A Preferred Stock shall be entitled to vote (which term shall include written consent without a meeting) on all matters submitted to the stockholders for a vote, voting together with the holders of the Common Stock as a single class, with each share of Common Stock entitled to one vote per share and each share of Series A Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Series A Preferred Stock as of the record date for such vote or, if no record date is specified, as of the date of such vote (in each case, including any Series A Preferred Stock issuable in respect of any accrued but unpaid dividends to, but not including, such date).

(b)     Class Voting. So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly, by amendment, merger, reorganization, reclassification, recapitalization, conversion, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the affirmative vote or consent of the Requisite Holders voting as a separate class, given in person or by proxy, either in writing by consent or by resolution adopted at an annual or special meeting and any act or transaction entered into without such vote or consent shall be void ab initio and of no force and effect:

(i)    authorize or create (by way of reclassification or otherwise) any class or series of Senior Securities or Parity Securities or any obligation or security convertible or exchangeable into or evidencing the right to purchase, shares of any class or series of Parity Securities or Senior Securities;

(ii)    reclassify, alter or amend any authorized Parity Securities, Senior Securities or Junior Securities of the Corporation, if such reclassification, alteration or amendment would render such other security on a parity with or senior to (or, in the case of Parity Securities or Senior Securities, pari passu with or senior in additional respects to) the Series A Preferred Stock;

(iii)    (A) issue any shares of Series A Preferred Stock other than (x) the Series A Preferred Stock issued on the Effective Date and (y) PIK Dividends or (B) amend or alter the Certificate of Incorporation or this Certificate of Designation to increase the authorized amount of Series A Preferred Stock, other than to satisfy the payment of PIK Dividends;

(iv)    authorize, allow or undertake any Fundamental Change that would require the approval of at least a majority of the holders of the issued and outstanding Common Stock;

(v)    authorize, allow or undertake any liquidation, dissolution or winding-up of the affairs of the Corporation;

(vi)    pay any cash dividends in excess of $100,000,000 on the Common Stock to the holders of Common Stock in any twelve-month period, or any other dividends or distributions on the Common Stock other than dividends payable solely in shares of Common Stock;

(vii)    issue any dividend, distribution or other payment with respect to Junior Securities other than Common Stock; or

(viii)    amend or alter the Corporation’s Certificate of Incorporation of the Corporation or this Certificate of Designation to amend the terms of the Series A Preferred Stock.

10.     Information Rights. The holders of the Series A Preferred Stock shall have the right to receive all reports, notices and other information delivered to the holders of the Common Stock, at the same time and in the same manner as the holders of the Common Stock.

11.     Amendment. So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly, by amendment, merger, reorganization, reclassification, recapitalization, conversion, consolidation or otherwise, amend the terms of the Series A Preferred Stock in any manner that would alter or change the powers, preferences or special rights of the Series A Preferred Stock without (in addition to any other vote required by law or the Certificate of Incorporation) the affirmative vote or consent of the Requisite Holders, given in person or by proxy, either in writing by consent or by resolution adopted at an annual or special meeting of stockholders. Any amendment to the terms of the Series A Preferred Stock, including, but not limited to, any amendment to this Certificate of Designation or the Corporation’s Certificate of Incorporation, entered into without such vote or consent shall be void ab initio and of no force and effect.

12.     Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series A Preferred Stock shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation (as such Certificate of Designation may be amended from time to time) and in the Certificate of Incorporation. The shares of Series A Preferred Stock shall have no preemptive or subscription rights.

13.    Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

14.    Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect and no voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof unless so expressed herein.

15.     Re-issuance of Series A Preferred Stock. Shares of Series A Preferred Stock that have been issued and reacquired by the Corporation in any manner, including shares purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) have the status of authorized but unissued shares of preferred stock of the Corporation undesignated as to series and may be designated or re-designated and issued or reissued, as the case may be, as part of any series of preferred stock of the Corporation, provided that any issuance of such shares as Series A Preferred Stock must be in compliance with the terms hereof.

16.     Mutilated or Missing Series A Preferred Stock Certificates. If physical certificates are issued for the Series A Preferred Stock and if any of such Series A Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, at the holder’s expense, in exchange and in substitution for and upon cancellation of the mutilated

Series A Preferred Stock certificate, or in lieu of and substitution for the Series A Preferred Stock certificate lost, stolen or destroyed, a new Series A Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Series A Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series A Preferred Stock certificate and indemnity and/or a bond, if requested, satisfactory to the Corporation and the Transfer Agent (if other than the Corporation).

17.    Transfer Agent, Conversion Agent, Registrar and Paying Agent. The Transfer Agent, conversion agent, registrar and paying agent for the Series A Preferred Stock shall initially be American Stock Transfer & Trust Company, LLC, the Corporation’s duly appointed transfer agent for the Series A Preferred Stock. The Corporation may appoint a successor to any one or more of such roles (and may remove any such successor in accordance with any agreement with such successor and appoint a new successor). Upon any such removal or appointment, the Corporation shall provide notice to the holders of the Series A Preferred Stock thereof. To the fullest extent permitted by applicable law, the Corporation and its duly appointed Transfer Agent may deem and treat the holder of any shares of Series A Preferred Stock as the true and lawful owner thereof for all purposes.

18.     Taxes. All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (and any shares of Common Stock issued upon conversion thereof) shall be subject to withholding and backup withholding of tax to the extent required by law, and such amounts withheld, if any, shall be treated as received by the holders of Series A Preferred Stock. The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock or shares of Common Stock or other securities issued on account of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Common Stock or other securities in a name other than that in which the shares of Series A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, and the Corporation shall not be required to make any such issuance or delivery unless and until the Person otherwise entitled to such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

19.     Notices. Except as otherwise set forth herein, all notices to be provided by the Corporation to holders of Series A Preferred Stock hereunder shall be delivered by a notice sent to holders of Series A Preferred Stock by first class mail, postage prepaid, or by electronic mail or facsimile, or by such other manner as may be permitted in this Certificate of Designation, or the Corporation’s Certificate of Incorporation or bylaws.

20.    Adjustment to Liquidation Preference. The Liquidation Preference shall be subject to equitable adjustment in a manner not adverse to the holders of Series A Preferred Stock if and whenever there shall occur a stock split, combination, reclassification or other similar event involving the Series A Preferred Stock. Such adjustments shall be determined in good faith by the Board of Directors (or an authorized committee thereof) of the Corporation and submitted by the Board of Directors (or such authorized committee thereof) to the Transfer Agent.

21.    Certain Definitions. As used in this Certificate of Designation, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Common Stock” means the common stock, par value $.01 per share, of the Corporation as constituted on the Effective Date, and any other security or securities for which such common stock may be exchanged or into which such common stock may be converted, in any one or any series of transactions, pursuant to any reorganization, reclassification or Fundamental Change.

“Common Stock Equivalent” means any security or obligation which is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for shares of Common Stock (other than such instruments issued pursuant to a dividend reinvestment plan or share purchase plan or similar plans), including, without limitation, any option, warrant or other subscription or purchase right with respect to Common Stock or any Common Stock Equivalent.

“Common Stock Register” means a register maintained by the Corporation, the Transfer Agent or other agent of the Corporation for the purpose of recording the holders of record of shares of Common Stock.

“Conversion Price” means a price per share of Common Stock equal to $16.25, subject to adjustment from time to time pursuant to the terms of Section 5 hereof.

“Conversion Threshold” means a price per share of Common Stock equal to $32.50; provided that if the Conversion Price shall be adjusted as provided in Section 5, the Conversion Threshold on any day shall be the Conversion Threshold determined in accordance with the preceding clause multiplied by a fraction the numerator of which is the Conversion Price immediately following such adjustment and the denominator of which shall be the Conversion Price immediately prior to such adjustment.

“Current Market Price” means, on any day, the average of the Daily VWAP for the five (5) consecutive Trading Days ending the Trading Day immediately prior to the day in question, except with respect to issuances of Common Stock or Common Stock Equivalents to employees, directors and consultants, in which case Current Market Price shall be the Market Price on the date of grant.

“Daily VWAP” means the consolidated volume-weighted average price per share of Common Stock as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the “<equity> AQR” page corresponding to the “ticker” for such Common Stock (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the Market Price of one share of such Common Stock on such Trading Day). The “volume weighted average price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effective Date” means April 3, 2017 or such other date upon which the Corporation’s Chapter 11 Plan of Reorganization becomes effective, being the initial issue date of the Series A Preferred Stock.

“Fair Market Value” means fair market value as determined by a nationally recognized investment banking firm, financial advisor or other appraiser selected in good faith by the Board of Directors; provided that the Fair Market Value of any cash dividend or distribution shall be the amount of such cash dividend or distribution.

“Fundamental Change” means a transaction in which the Corporation consolidates with, or merges with or into, or enters into any other business combination with, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its and its subsidiaries’ assets to any Person, or any Person consolidates or combines with, or merges with or into, the Corporation, in which such consolidation, combination, or merger the outstanding voting capital stock of the Corporation is converted into or exchanged for cash, securities or other property; provided that, for purposes of Section 6, following such transaction the holders of Common Stock immediately prior to such transaction do not own more than 50% of the common equity of the company surviving such business combination transaction or to which such assets are transferred or do not own the common equity in the company surviving such business combination substantially in the same relative proportions as their respective interests in the Common Stock.

“Issuance Date” means the date on which the Series A Preferred Stock were first issued.

“Liquidation Preference” means $25.00 per share of Series A Preferred Stock.

“Market Price” means, with respect to the Common Stock or any other security, on any given day, the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Common Stock or of such security, as applicable, on the New York Stock Exchange on such day. If the Common Stock or such security, as applicable, is not listed on the New York Stock Exchange as of any date of determination, the Market Price of the Common Stock or such security, as applicable, on such date of determination means the closing sale price on such date as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock or such security, as applicable, is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on such date on the principal U.S. national or regional securities exchange on which the Common Stock or such security, as applicable, is so listed or quoted, or if the Common Stock or such security, as applicable, is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price on such date for the Common Stock or such security, as applicable, in the over-the-counter market as reported by OTC Markets LLC or similar organization, or, if that bid price is not available, the Market Price of the Common Stock or such security, as applicable, on that date shall mean the Fair Market Value per share as of such date of the Common Stock or such security.

“Parity Securities” means securities ranking on a parity with Series A Preferred Stock with respect to dividends and distributions or on the occurrence of a Liquidation Event.

“Per Share Makewhole Amount” means, as of any date, the Makewhole Amount calculated as of such date in respect of a single share of Series A Preferred Stock.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust, governmental authority or other entity of any kind.

“Plan” means the Corporation’s Chapter 11 Plan of Reorganization.

“Preferred Stock Register” means a register maintained by the Corporation, the Transfer Agent or other agent of the Corporation for the purpose of recording the holders of record of shares of Series A Preferred Stock.

“Replacement Secured First Lien Term Loan” has the meaning given such term in the Plan.

“Requisite Holders” means, at any time, the holders of shares of Series A Preferred Stock representing at least (x) a majority of the outstanding shares of Series A Preferred Stock at such time with respect to matters described in Section 9(b)(i) - (vii), and (y) sixty six and two thirds percent (66 2/3%) of the outstanding shares of Series A Preferred Stock at such time with respect to matters described in Section 9(b)(viii) and Section 11.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Securities” means securities ranking senior to the Series A Preferred Stock with respect to dividends or distributions or on the occurrence of a Liquidation Event.

“Three Year Anniversary Date” means the date that is three years from the Issuance Date.

“Trading Day” means any day on which trading in listed securities occurs on the principal U.S. national securities exchange on which the Common Stock is then listed or, if the Common Stock is not so listed, any day on which trading in listed securities occurs on the New York Stock Exchange.

“Transfer” means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, gift, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, give, or otherwise dispose of. A Transfer of shares of Series A Preferred Stock held by a stockholder shall also include any Transfer of such stockholder or any direct or indirect interest in a stockholder that constitutes a direct or indirect change of control of the stockholder.

“Transfer Agent” shall be American Stock Transfer & Trust Company, LLC, the Corporation’s duly appointed transfer agent for the Series A Preferred Stock, unless and until a successor is selected by the Corporation as provided herein.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed by its duly authorized officer.

Dated: April 3, 2017

PEABODY ENERGY CORPORATION

By:	/s/ A.Verona Dorch
Name: A.Verona Dorch
Title: Executive Vice President, Chief Legal Officer, Government Affairs and Corporate Secretary